UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: September 4, 2013

By:
Name:	Jeffrey David McGhie
Title:	Group General Counsel & Chief Corporate Affairs Officer

Group and Russia Business Unit Management appointments

Amsterdam (September 4, 2013), “VimpelCom Ltd.” (“VimpelCom”, “Company” or “Group”) (NYSE:VIP), a leading provider of telecommunications services, today announces the promotion of Anton Kudryashov to the Group Executive Board as Chief Group Business Development and Portfolio Officer with effect from 14 October 2013, and the appointment of Mikhail Slobodin as Head of the Russia Business Unit, effective immediately.

In his new role Anton Kudryashov will be based at the Group headquarters in Amsterdam, responsible for Business Development and Mergers and Acquisitions, as well as strategic Business Control. Anton’s contract has been extended to 31 December 2016.

Commenting on Anton’s appointment, Jo Lunder, Chief Executive Officer of VimpelCom, said: “I am very pleased that Anton has accepted our offer to join the Group Executive Board. Under his strong leadership our business in Russia has reversed the negative trends of the previous years and has significantly strengthened its market position, through closing the gaps in products and services as well as successfully launching and executing key strategic projectsaimed at improving the efficiency of the operations and achieving a superior customer experience. Anton will have much to contribute from his new position on the Executive Board and will be advising on the execution of our Value Agenda”.

Mikhail Slobodin (40) graduated from the Ural State University in 1993, majoring in Economics, and has an Academic degree as Candidate of Science (Engineering). Before joining VimpelCom Mikhail was an Executive Vice President of Strategy and New Business Development in OJSC TNK-BP Management. Prior to this, between 2003 and 2011 he held key positions in several companies in the Oil & Gas sector including as President of OJSC Russian Utility Systems; General Director, President of CJSC Integrated Energy Systems; Vice President for Energy of OJSC TNK-BP Management and as Director of the Engineering Business Development Department of OJSC TNK Management. Mikhail started his business career in 1998, as Head of the Economics Division in OJSC SUAL.

Jo Lunder, Chief Executive Officer of VimpelCom, added: “Mikhail is an accomplished and recognized leader with many significant achievements in his career. We welcome him to Vimpelcom and I look forward to successful implementation of the already launched strategic initiatives to the further growth of our Russian business under his guidance”.

Mikhail Slobodin has several state and professional awards. He is an Honored Employee of UES of Russia, a Correspondent member of the Russian Engineering Academy; he has an Acknowledgement by the President of the Russian Federation for his work aimed at promoting and supporting children’s sports in Russia and he was named the Best Manager in the Russian power industry in 2010, according to the Kommersant newspaper rating.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 753 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of June 30, 2013 VimpelCom had 215 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman Investor_Relations@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach/ Artem Minaev pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

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